June 6, 2019

Lei Liu
Chief Executive Officer
China Jo-Jo Drugstores, Inc.
Hai Wai Hai Tongxin Mansion Floor 6
Gong Shu District, Hangzhou City
People's Republic of China 310008

       Re: China Jo-Jo Drugstores, Inc.
           Registration Statement on Form S-1
           Filed May 23, 2019
           File No. 333-231702

Dear Mr. Liu:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 Filed May 23, 2019

Incorporation of Certain Information by Reference, page 11

1. We note that you incorporate information by reference into your registration statement.
       However, to be eligible to incorporate by reference, you must have filed your annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all disclosure required by Form S-1 or file your Form
       10-K for the fiscal year ended March 31, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lei Liu
China Jo-Jo Drugstores, Inc.
June 6, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at
(202) 551-
3713 with any questions.



                                                           Sincerely,

FirstName LastNameLei Liu                                  Division of
Corporation Finance
                                                           Office of Beverages,
Apparel and
Comapany NameChina Jo-Jo Drugstores, Inc.
                                                           Mining
June 6, 2019 Page 2
cc:       Elizabeth Chen
FirstName LastName